Kare Mobile Incorporated

Statement of Changes in Shareholders' Equity (Deficit)

From January 1, 2018 to December 31, 2018

(Unaudited)

	Common Stock		Capital in Excess of Par Value	Retained Deficit	Total Shareholders' Equity (Deficit)
	Shares	Amount			
Balance, January 1, 2018	1,500,000	15	1,485	(59,064)	(57,564)
Issuance of shares of common stock	1,275,356	12.75	13,541.25		13,554
Net loss				(145,804)	(145,804)
Balance, December 31, 2018	2,775,356	$ 27.75	$13,526.25	$ (145,804)	$ (132,250)